Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(dollars in thousands)
Earnings: Income before provision for income taxes	$167,855	$179,111	$ 562,092	$503,737
Interest expense	233,653	164,844	638,859	445,197
Implicit interest in rents	4,800	4,673	13,925	13,922
Total earnings	$406,308	$348,628	$1,214,876	$962,856
Fixed charges: Interest expense	$233,653	$164,844	$ 638,859	$445,197
Implicit interest in rents	4,800	4,673	13,925	13,922
Total fixed charges	$238,453	$169,517	$ 652,784	$459,119
Ratio of earnings to fixed charges	1.70	2.06	1.86	2.10

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